Exhibit (a)(1)(G)

Command Center Announces Launch of Tender Offer

Terms include repurchase of up to 1.5 million shares of common stock at a purchase price of $6.00 per share

DENVER, Colorado – June 26, 2019 – As previously announced, Command Center, Inc. (Nasdaq: CCNI) (“Command Center” and/or the “Company”) today announced the commencement of a tender offer (“Tender Offer”) to purchase up to 1,500,000 shares of its common stock, par value $0.001 per share at a purchase price of $6.00 per share. On June 25, 2019, the closing price of the Company’s common stock was $5.47 per share. The Tender Offer will remain open until July 25, 2019.

As previously announced, on April 8, 2019, the Company, CCNI One, Inc., Command Florida, LLC, Hire Quest Holdings, LLC (“Hire Quest”), and, solely for purposes of Sections 5.20(c), 5.20(e) and 5.23 of the agreement, Richard Hermanns, as the representative of the members of Hire Quest, entered into a merger agreement (the “Merger Agreement”), providing for the acquisition of Hire Quest by the Company (the “Merger”). Pursuant to the terms of the Merger Agreement, the Company has called its annual shareholders meeting, to be held on July 10, 2019, to seek approval of, among other things: (i) the amendment of the Company’s articles of incorporation to increase the authorized shares of Company’s common stock and to change the name of the Company to “HireQuest, Inc.”; (ii) the issuance of shares of common stock pursuant to the Merger Agreement and the related change of control of the Company pursuant to Nasdaq listing rules; and (iii) the conversion of the Company from a Washington corporation to a Delaware corporation. The Company currently has 4,629,331 shares outstanding. If the Merger is completed, holders of Hire Quest’s membership interests will receive an aggregate of 9,837,328 shares, representing approximately 68% of the Company’s outstanding shares prior to the completion of the Tender Offer. The closing of the Merger is a condition to the closing of the Tender Offer. Following completion of the Tender Offer, and assuming the Tender Offer is fully subscribed, the Company will have repurchased 1,500,000 shares, which would represent approximately 10.4% of our issued and outstanding shares after giving effect to the consummation of the Merger, and the Company will have 12,966,659 shares outstanding.

If the number of shares properly tendered and not properly withdrawn prior to the expiration date would result in an aggregate purchase price of more than 1,500,000 shares, the Company will purchase shares tendered on a pro rata basis. The Tender Offer will not be conditioned upon any minimum value of shares being tendered. The Company intends to fund the purchase price of the shares using available cash.

While the Company’s Board of Directors has authorized the Company to make the Tender Offer, none of the Company, its Board of Directors, or Hire Quest and its members makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares. The Company has not authorized any person to make any such recommendation. Stockholders must decide whether to tender their shares and, if so, how many shares to tender. In doing so, stockholders should carefully evaluate all of the information included or incorporated by reference in the Tender Offer documents (as they may be amended or supplemented), when available, before making any decision with respect to the Tender Offer, and should consult their own broker or other financial and tax advisors.

InvestorCom LLC will serve as information agent for the Tender Offer. Stockholders with questions, or who would like to receive additional copies of the Tender Offer documents once they are available, may call InvestorCom LLC at (877) 972-0090 or email info@investor-com.com.

About Command Center

Command Center provides flexible on-demand employment solutions to businesses in the United States, primarily in the areas of light industrial, hospitality and event services. Through 67 field offices in 22 states, the company provides employment annually for approximately 32,000 field team members working for over 3,200 clients. For more information about Command Center, go to www.commandonline.com.

Additional Information Regarding the Tender Offer

This press release is for informational purposes only. This press release is not a recommendation to buy or sell shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell shares or any other securities. A Tender Offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related materials, will be filed with the United States Securities and Exchange Commission (the “SEC”) by the Company. The Tender Offer will only be made pursuant to the offer to purchase, the letter of transmittal and related materials filed as a part of the Schedule TO. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials (including the documents and information incorporated by reference therein) because they contain important information, including the various terms of, and conditions to, the Tender Offer. Stockholders will be able to obtain a free copy of the Tender Offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company will be filing with the SEC at the SEC’s website at www.sec.gov or by calling or emailing InvestorCom LLC, the information agent for the Tender Offer, at (877) 972-0090 or email info@investor-com.com. Stockholders are urged to read these materials, when available, carefully prior to making any decision with respect to the Tender Offer.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “would,” “exceed,” “should,” “anticipates,” “believe,” “expect,” and variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that a statement is not a forward-looking statement. These forward-looking statements are based upon the Company’s current expectations and are subject to a number of risks, uncertainties and assumptions. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Among the important factors that could cause the actual results of the operations or financial condition of the Company to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the possibility that the Merger and/or the Tender Offer will not close; the possibility that anticipated benefits from the Merger will not be realized, or will not be realized within the expected time period; the possibility that the Merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions including the failure of the Company to obtain the required approvals pursuant to the Merger; the risk that the Company and Hire Quest businesses will not be integrated successfully and disruption from the Merger making it more difficult to maintain business and operational relationships; the possibility that only a fraction of the shares covered by the Tender Offer will be tendered; and the possibility that the Tender Offer price of $6.00 per share will not reflect the fair market value of the shares. Further information on risks we face is contained in our filings with the SEC, including our Form 10-K for the fiscal year ended December 28, 2018, and will be contained in our SEC filings in connection with the Merger and the Tender Offer. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them.

Company Contact:
Command Center, Inc.
Cory Smith, CFO
(866) 464-5844
Email: cory.smith@commandonline.com

Investor Relations Contact:
Hayden IR
Brett Maas
646-536-7331
Email: brett@haydenir.com